VIA EDGAR

October 21, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:

Petaquilla Minerals Ltd. (the “Company”)
Proposed Amendment to Form 20-F/A for the Transition Period Ended May 31, 2008
Form 20-F for the Fiscal year ended May 31, 2009
Filed November 26, 2008
Response Letter Dated September 1, 2009
File No. 000-26296

     Confirming my telephone conversation with Joanna Lam of the Staff on October 21, 2009, we are requesting additional time to provide our comments to the Staff letter dated October 8, 2009. We are requesting the additional time as we are in re-negotiation discussions with our lenders with regard to our loans as these payments are coming due. The Company has limited accounting resources and these resources are currently deployed in providing the documentation for the lenders and in responding to the comments in tandem. At this time, we anticipate being able to provide the responses to the comments on or before November 13, 2009.

     We appreciate the Staff’s assistance in this matter. My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,

/s/ Bassam Moubarak
Bassam Moubarak
Chief Financial Officer
Petaquilla Minerals Ltd.

cc:	Graham Scott, Vector Corporate Finance Lawyers Thomas Rose, Troutman Sanders LLP